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October 3, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Attention:	Donald Field
Justin Dobbie

Re:	One World Pharma, Inc.
Registration Statement on Form S-1
Filed September 12, 2019
File No. 333-233735

Ladies and Gentlemen:

On behalf of our client, One World Pharma, Inc. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 23, 2019 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 thereto with this response letter. In this letter, we have recited the Staff’s comment in italicized, bold type, followed by Company’s response.

U.S. Securities and Exchange Commission

October 3, 2019

Cover Page

1.	We note your disclosure that your common stock is currently quoted on the OTC Pink. Please confirm your understanding that being quoted on the OTC Pink does not satisfy the requirement that there be an established public trading market with respect to secondary at-the-market offerings for purposes of identifying the offering price on the prospectus cover page as required by Item 501(b)(3) of Regulation S-K. Please revise to clarify that the selling shareholders will sell at a fixed price or within a bona fide price range until your shares are listed or quoted on an established public trading market and thereafter at prevailing market prices or privately negotiated prices.

The Company confirms its understanding that the OTC Pink does not constitute an established public trading market with respect to secondary at-the-market offerings, and has revised both the cover page of the prospectus and the disclosure under “Plan of Distribution” to provide that sales under the prospectus by selling shareholders will be at a fixed price until the Company’s common stock is listed or quoted on an established public trading market (such as the OTCQB), and thereafter at prevailing market prices or negotiated prices.

Very truly yours,

/s/ Zev M. Bomrind
Zev M. Bomrind

cc:	Craig Ellins